UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

  Market announcement
  Deed of Accession to the Shareholders’ Agreement of Ultrapar Participações S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Adhesion of a new member to Ultrapar’s Shareholders’ Agreement

São Paulo, May 13, 2024 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in compliance with CVM Resolution 44/21, hereby informs that it was notified on this date by Ultra S.A. Participações regarding the adhesion to Ultrapar’s Shareholders’ Agreement of Mr. Renato de Toledo Piza Ferraz, spouse of Mrs. Roberta Joppert Ferraz, who is already a signatory to the Agreement.

Below is the translation of the complete transcript of the notification received:

“Dear Sirs,

We hereby inform you about the adhesion of Mr. Renato de Toledo Piza Ferraz to the Shareholders' Agreement of Ultrapar Participações S.A. (“Agreement”), to which he became a party, without any qualification or reservation, under the terms and conditions set forth therein. The respective Deed of Accession becomes an integral part of the Agreement and, therefore, we request it to be duly filed at Ultrapar's headquarters, in the same way that it will be filed at the headquarters of Ultra S.A. Participações and Parth do Brasil Participações Ltda., for all purposes of Article 118 of Law 6,404/76.

Without further ado, we subscribe.

Sincerely,

Ultra S.A. Participações”

Ultrapar also informs that the Shareholders' Agreement mentioned above, duly amended by the Deed of Accession, is filed on CVM website.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

DEED OF ACCESSION
TO THE SHAREHOLDERS’ AGREEMENT OF ULTRAPAR PARTICIPAÇÕES S.A.

By the present instrument, pursuant to Section 10.1 of the Shareholders' Agreement of Ultrapar Participações S.A., entered into on August 15, 2022 (“Agreement”), RENATO DE TOLEDO PIZA FERRAZ, Brazilian citizen, xxxxxx, xxxxxx, national identity card (RG) Nr. xxxxxx, enrolled with the Taxpayers Register (CPF) under Nr. xxxxxx, resident and domiciled in xxxxxx ("Adherent"), fully adheres to the provisions of the Agreement, without any qualifications or reservations, and shall be automatically bound to its terms and conditions, irrevocably and irreversibly, on his own behalf and on behalf of heirs and successors, considering his admission as a shareholder of Ultra, holding 3,000 common shares, as approved by the Ultra Partners at a general meeting.

All terms in capital letters in this Term of Adhesion have the meanings attributed to them in the Agreement, except as otherwise expressly defined herein.

The Adherent hereby declares, for all purposes, that he has received a copy of the Agreement and is fully aware of all its terms and conditions, undertaking to exercise and comply with and, if applicable, to ensure that his representatives or attorneys-in-fact exercise and comply with all the applicable rights and obligations under the Agreement.

The present Term of Adhesion (i) becomes an integral part of the Agreement, under the terms and conditions set forth therein, (ii) will be filed at the headquarters of Parth, Ultra and Ultrapar, for all purposes of Article 118 of Law Nr. 6,404/76, and (iii) is governed and interpreted in accordance with the laws of the Federative Republic of Brazil, being certain that any Dispute arising out of or related to this Term of Adhesion will be solved in the form of Section Fourteen of the Agreement, to which the Adherent also expressly adheres to this act, in full and without qualifications.

This Term of Adhesion is signed in 3 (three) copies of equal content and form, before the two undersigned witnesses.

São Paulo, April 15, 2024.

_____________________________________

RENATO DE TOLEDO PIZA FERRAZ

Intervening parties:

_____________________________________ ULTRA S.A. PARTICIPAÇÕES	_____________________________________ PARTH DO BRASIL PARTICIPAÇÕES LTDA.
_________________________________ ANA MARIA LEVY VILLELA IGEL	_________________________________ FABIO IGEL

_________________________________ MÁRCIA IGEL JOPPERT	_________________________________ ROGÉRIO IGEL

_________________________________ JOYCE IGEL DE CASTRO ANDRADE	_________________________________ LUCIO DE CASTRO ANDRADE FILHO

_________________________________ IGELPAR PARTICIPAÇÕES S.A.	_________________________________ PEDRO WONGTSCHOWSKI

_________________________________ CHRISTY PARTICIPAÇÕES LTDA.	_________________________________ HÉLIO MARCOS COUTINHO BELTRÃO

_________________________________ BRUNO IGEL	_________________________________ ANA ELISA ALVES CORRÊA IGEL

_________________________________ ROBERTO DE CASTRO ANDRADE	_________________________________ BETTINA DE CASTRO ANDRADE GASPARIAN

_________________________________ ROBERTA JOPPERT FERRAZ	_________________________________ SANDRA JOPPERT

_________________________________ MARIA TERESA IGEL	_________________________________ MARCOS MARINHO LUTZ

_________________________________

PÁTRIA PRIVATE EQUITY VI FIP MULTIESTRATÉGIA

_________________________________ BETTINA IGEL HOFFENBERG	_________________________________ VENUS QUARTZ LLC

_________________________________ JENNINGS LUIS IGEL HOFFENBERG	_________________________________ PEDRO IGEL DE BARROS SALLES

Witnesses:

___________________________________________ Name: I.D.: CPF:	___________________________________________ Name: I.D.: CPF:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement and Deed of Accession to the Shareholders’ Agreement of Ultrapar Participações S.A.)